Bridger Aerospace Group Holdings, Inc.

90 Aviation Lane

Belgrade, Montana 59714

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Re:	Bridger Aerospace Group Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-276721)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bridger Aerospace Group Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-276721) (the “Registration Statement”) to 5:00 p.m., Eastern Time, on February 6, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael P. Heinz of Sidley Austin LLP, counsel to the Company, at (212) 839-5444 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

	By:	/s/ Timothy Sheehy

	Name:	Timothy Sheehy
	Title:	Chief Executive Officer

cc: Michael P. Heinz, Sidley Austin LLP